Exhibit 4.15

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)
PO Box 24076, 4420 West Saanich Road
Victoria, British Columbia V8Z 7E7

Item 2.	Date of Material Change

December 7, 2018

Item 3.	News Release

A news release was disseminated on December 3, 2018 and December 7, 2018 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

On December 3, 2018, the Company announced that it had entered into a binding term sheet with a single Canadian institutional accredited investor (the "Investor") under which the Investor agreed, subject to certain customary conditions, to purchase the common shares of the Company (the "Common Shares") at a price of $2.70 per common share for gross proceeds of $10,800,000 (the "Offering").

The Company announced that, further to its news release dated December 3, 2018, it had closed the Offering with the Investor. The Investor purchased 4,000,000 Common Shares of the Company at a price of $2.70 per common share for total gross proceeds of $10.8 million.

The Investor has an option to acquire up to a maximum of 1,555,555 additional common shares at a price per common share of $2.70 for a period of ten business days from the closing date.

Item 5.	Full Description of Material Change

On December 3, 2018, the Company announced that it had entered into a binding term sheet with the Investor under which the Investor agreed, subject to certain customary conditions, to purchase the Common Shares at a price of $2.70 per common share for gross proceeds of $10,800,000. The Company had the option (the "Option") to increase the Offering by an additional 600,000 common shares. This previously announced Option was increased to 1,555,555 common shares.

On December 7, 2018, the Company announced it had closed the Offering. Pursuant to the Offering, the Company issued 4,000,000 Common Shares at a price per common share of $2.70, for gross proceeds of $10.8 million.

The Investor may acquire up to a maximum of 1,555,555 additional common shares at a price per common share of $2.70 for a period of ten business days from the closing date. Complete exercise of the Option would add gross proceeds of $4.2 million.

The Company intends to use the net proceeds of the Offering to fund the completion of capital projects, research and development, working capital, and general corporate purposes.

The Common Shares were offered by way of a shelf prospectus supplement filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions and National Instrument 44-102 Shelf Distributions.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:
Avtar Dhillon
President and Executive Chairman
Telephone: 1.800.757.3536 ext.720

Item 9.	Date of Report

December 13, 2018

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